EXHIBIT 12.1 NIKE, Inc. Computation of Ratio of Earnings to Fixed Charges
The following disclosure reflects the Company's continuing operations:

	Year Ended May 31,
(In millions)	2016	2015	2014	2013	2012
Income before income taxes	$4,623	$4,205	$3,544	$3,256	$3,011
Capitalized interest, net of amortization	(3)	—	—	—	—
Adjusted income before income taxes	4,620	4,205	3,544	3,256	3,011
Add fixed charges:
Interest expense(1)(2)	74	60	58	23	31
Interest component of leases(3)	66	59	53	48	42
Total Fixed Charges	140	119	111	71	73
Earnings before income taxes and fixed charges	$4,760	$4,324	$3,655	$3,327	$3,084
Ratio of earnings to total fixed charges	34.0	36.3	32.9	46.9	42.2

(1)	Interest expense includes interest both expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)	Interest expense does not include interest related to uncertain tax positions.

(3)	Interest component of leases includes one-tenth of rental expense which approximates the interest component of operating leases.